Exhibit (e)

DOUBLELINE CLOSED-END FUNDS

AUTOMATIC DIVIDEND REINVESTMENT PLAN

TERMS AND CONDITIONS

Pursuant to the Automatic Dividend Reinvestment Plan (the “Plan”) of each of the DoubleLine closed-end funds listed on Appendix A hereto, as it may be amended from time to time (each, a “Trust”), unless the registered owner (each, a “Shareholder”) of the Trust’s common shares of beneficial interest (the “Common Shares”) elects to receive cash by contacting U.S. Bancorp Fund Services, LLC (the “Plan Administrator”) all dividends, capital gain distributions and returns of capital, if any, declared on Common Shares will be automatically reinvested by the Plan Administrator for shareholders in the Trust’s Plan, in additional Common Shares of the Trust. Shareholders who elect not to participate in the Plan will receive all dividends and other distributions payable in cash directly to the Shareholder of record (or, if the Common Shares are held in street or other nominee name, then to such nominee) by the Plan Administrator as Dividend Disbursing Agent. Shareholders may elect not to participate in the Plan and to receive all dividends, capital gain distributions and returns of capital, if any, in cash by contacting the Plan Administrator. Enrollment, purchase or sales of shares and other transactions or services offered by the Plan can be directed to the Plan Administrator through the following:

TELEPHONE

Telephone the Plan Administrator:

(877) DLine11 (877-354-6311)

IN WRITING

You may also write to the Plan Administrator at the following address: U.S. Bancorp Fund Services, LLC, P.O. Box 701, Milwaukee, Wisconsin 52301. Be sure to include your name, address, daytime phone number, social security or tax I.D. number and a reference to your Trust on all correspondence.

Participation in the Plan is completely voluntary and may be terminated or resumed at any time without penalty by providing notice in writing to the Plan Administrator at least 5 days prior to the dividend/distribution record date; otherwise such termination or resumption will be effective with respect to any subsequently declared dividend or other distribution.

Whenever the Trust declares an income dividend, a capital gain distribution or other distribution (collectively referred to as “dividends”) payable either in shares or cash, non-participants in the Plan will receive cash and participants in the Plan will receive a number of Common Shares determined in accordance with the following provisions. The Common Shares will be acquired by the Plan Administrator for the participants’ accounts, depending upon the circumstances described below, either (i) through receipt of additional unissued but authorized Common Shares from the Trust (“newly issued Common Shares”) or (ii) by purchase of outstanding Common Shares on the open market (“open-market purchases”) on the New York Stock Exchange, or elsewhere. If, on the payment date for any dividend, the market price per Common Share plus estimated brokerage trading fees is equal to or greater than the NAV per Common Share (such condition is referred to here as “market premium”), the Plan Administrator shall receive newly issued Common Shares, including fractions of shares, from the Fund for each participant’s account. The number of newly issued Common Shares to be credited to each Plan participant’s account will be determined by dividing the dollar amount of the dividend by the net asset value per Common Share on the date of issuance, provided that, if the net asset value per Common Share is less than or equal to 95% of the current market value on the date of issuance, the dollar amount of the dividend will be divided by 95% of the market price per Common Share on the date of issuance for purposes of determining the number of shares issuable under the Plan. If, on the payment date for any dividend, the net asset value per Common Share is greater than the market value plus estimated brokerage trading fees (such condition being referred to here as a “market discount”), the Plan Administrator will seek to invest the dividend amount in Common Shares acquired on behalf of the Plan participants in open-market purchases.

In the event of a market discount on the payment date for any dividend, the Plan Administrator will have until the last business day before the next date on which the Common Shares trade on an “ex-dividend” basis or in no event more than 30 days after the record date for such dividend, whichever is sooner (the “last purchase date”), to invest the dividend amount in Common Shares acquired in open-market purchases. It is contemplated that the Trust will pay monthly dividends. If, before the Plan Administrator has completed its open-market purchases, the market price per Common Share exceeds the net asset value per Common Share, the average per Common Share purchase price paid by the Plan Administrator may exceed the net asset value of the Common Shares, resulting in the acquisition of fewer Common Shares than if the dividend had been paid in newly issued shares on the dividend payment date. If the Plan Administrator is unable to invest the full dividend amount in open-market purchases during the purchase period or if the market discount shifts to a market premium during the purchase period, the Plan Administrator may cease making open-market purchases and may instead receive the newly issued Common Shares from the Fund for each participant’s account, in respect of the uninvested portion of the Dividend, at the net asset value per Common Share at the close of business on the last purchase date provided that, if the net asset value is less than or equal to 95% of the then current market price per Common Share, the dollar amount of the dividend will be divided by 95% of the market price on the date of issuance for purposes of determining the number of shares issuable under the Plan.

The Plan Administrator maintains all registered Shareholders’ accounts in the Plan and furnishes written confirmation of all transactions in the accounts, including information needed by Shareholders for tax records. Common Shares in the account of each Plan participant will be held by the Plan Administrator in non-certificated form in the name of the participant, and each shareholder proxy will include those shares purchased or received pursuant to the Plan. The Plan Administrator will forward all proxy solicitation materials to participants and vote proxies for shares held under the Plan in accordance with the instructions of the participants.

In the case of Common Shares owned by a beneficial owner but registered with the Plan Administrator in the name of a nominee, such as a bank, a broker or other financial intermediary (each, a “Nominee”), the Plan Administrator will administer the Plan on the basis of the number of Common Shares certified from time to time by the Nominee as participating in the Plan. The Plan Administrator will not take instructions or elections from a beneficial owner whose Common Shares are registered with the Plan Administrator in the name of a Nominee. If a beneficial owner’s Common Shares are held through a Nominee and are not registered with the Plan Administrator as participating in the Plan, neither the beneficial owner nor the Nominee will be participants in or have distributions reinvested under the Plan with respect to those Common Shares. If a beneficial owner of Common Shares held in the name of a Nominee wishes to participate in the Plan, and the Shareholder’s Nominee is unable or unwilling to become a registered shareholder and a Plan participant with respect to those Common Shares on the beneficial owner’s behalf, the beneficial owner may request that the Nominee arrange to have all or a portion of his or her Common Shares registered with the Plan Administrator in the beneficial owner’s name so that the beneficial owner may be enrolled as a participant in the Plan with respect to those Common Shares. Please contact your Nominee for details or for other possible alternatives. Participants whose shares are registered with the Plan Administrator in the name of one Nominee may not be able to transfer the shares to another firm or Nominee and continue to participate in the Plan.

There will be no brokerage charges with respect to Common Shares issued directly by the Trust as a result of dividends payable either in Common Shares or in cash. However, each participant will pay a pro rata share of brokerage trading fees incurred in connection with open-market purchases.

VOTING

Each Shareholder proxy will include those Common Shares purchased or received pursuant to the Plan. The Plan Administrator will forward all proxy solicitation materials to Plan participants and vote proxies for Common Shares held pursuant to the Plan in accordance with the instructions of the participants.

TAXATION

The automatic reinvestment of dividends will not relieve Plan participants of any federal, state or local income tax that may be payable (or required to be withheld) on such dividends. Participants that request a sale of Common Shares through the Plan Administrator are subject to brokerage commissions.

Appendix A

DoubleLine Closed-End Funds

(As of August 20, 2021)

Fund	Ticker
DoubleLine Income Solutions Fund	DSL

DoubleLine Opportunistic Credit Fund	DBL

DoubleLine Yield Opportunities Fund	DLY

DoubleLine Shiller CAPE® Enhanced Income Fund	[ ]